# SEC Schedule 13D/A (Amendment No. 8) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Lamb Weston Holdings, Inc., CIK 0001679273
CUSIP: 513272104
Title of class of securities: Common Stock, par value $1.00 per share
Address of issuer's principal executive offices: 599 S. RIVERSHORE LANE, EAGLE, Idaho (ID), 83616
Date of event which requires filing of this statement: 06/08/2025
Amends the filing with accession number 0000902664-24-005888
Filed by CIK 0001998597
Persons authorized to receive notices and communications: Ele Klein & Adriana Schwartz, 919 Third Avenue, New York, New York (NY), 10022, 212-756-2000

## Reporting persons
- JANA PARTNERS MANAGEMENT, LP (CIK 0001998597): type of reporting person: investment adviser (IA), partnership (PN); citizenship or place of organization: Delaware (DE); member of a group; source of funds: affiliate funds (AF); sole voting power 7,557,519; shared voting power 0; sole dispositive power 7,557,519; shared dispositive power 0; aggregate amount beneficially owned 7,557,519 (5.4% of the class)
- BRADLEY ALFORD (CIK 0001490371): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; source of funds: personal funds (PF); sole voting power 19,233; shared voting power 0; sole dispositive power 19,233; shared dispositive power 0; aggregate amount beneficially owned 19,233 (0% of the class)
- JEFFERY DELAPP: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; source of funds: personal funds (PF); sole voting power 458; shared voting power 0; sole dispositive power 458; shared dispositive power 0; aggregate amount beneficially owned 458 (0% of the class)
- DIANE DIETZ (CIK 0001440622): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; source of funds: personal funds (PF); sole voting power 73,888; shared voting power 0; sole dispositive power 73,888; shared dispositive power 0; aggregate amount beneficially owned 73,888 (0.1% of the class)
- JOHN P. GAINOR JR. (CIK 0001666277): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; source of funds: personal funds (PF); sole voting power 16,000; shared voting power 0; sole dispositive power 16,000; shared dispositive power 0; aggregate amount beneficially owned 16,000 (0% of the class)
- TIMOTHY R. MCLEVISH (CIK 0001215826): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; source of funds: personal funds (PF); sole voting power 50,500; shared voting power 0; sole dispositive power 50,500; shared dispositive power 0; aggregate amount beneficially owned 50,500 (0% of the class)
- JOSEPH E. SCALZO (CIK 0001203096): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; source of funds: personal funds (PF); sole voting power 7,885; shared voting power 0; sole dispositive power 7,885; shared dispositive power 0; aggregate amount beneficially owned 7,885 (0% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $1.00 per share
Name of issuer: Lamb Weston Holdings, Inc.
Address of issuer's principal executive offices: 599 S. RIVERSHORE LANE, EAGLE, Idaho (ID), 83616
Comment: This Amendment No. 8 ("Amendment No. 8") amends the statement on Schedule 13D filed with the Securities and Exchange Commission on October 18, 2024 (the "Original Schedule 13D", as amended, the "Schedule 13D"), with respect to the shares of common stock, par value $1.00 per share (the "Shares"), of Lamb Weston Holdings, Inc., a Delaware corporation (the "Issuer"). This Amendment No. 8 amends Items 4 and 6 as set forth below. Capitalized terms used herein and not otherwise defined in this Amendment No. 8 have the meanings set forth in the Schedule 13D.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 is hereby amended and supplemented by the addition of the following:

On June 8, 2025, JANA entered into a Nominee Agreement (substantially in the form attached as Exhibit 99.1 to the Original Schedule 13D) with Robert Bradshaw Henske, a private investor, after previously serving as Chief Financial Officer of Intuit Inc. and Synopsys, Inc. and Managing Director at Hellman & Friedman LLC.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Item 6 is hereby amended and supplemented by the addition of the following:

The Reporting Persons' response to Item 4 is incorporated by reference into this Item 6.

## Signatures
- JANA PARTNERS MANAGEMENT, LP: /s/ Jennifer Fanjiang, Jennifer Fanjiang, Partner, Chief Legal Officer and Chief Compliance Officer (06/10/2025)
- BRADLEY ALFORD: /s/ Bradley Alford, Bradley Alford, Individually (06/10/2025)
- JEFFERY DELAPP: /s/ Jeffery DeLapp, Jeffery DeLapp, Individually (06/10/2025)
- DIANE DIETZ: /s/ Diane Dietz, Diane Dietz, Individually (06/10/2025)
- JOHN P. GAINOR JR.: /s/ John P. Gainor Jr., John P. Gainor Jr., Individually (06/10/2025)
- TIMOTHY R. MCLEVISH: /s/ Timothy R. McLevish, Timothy R. McLevish, Individually (06/10/2025)
- JOSEPH E. SCALZO: /s/ Joseph E. Scalzo, Joseph E. Scalzo, Individually (06/10/2025)